February 2, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski

Re:	Steadfast Apartment REIT III, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed December 22, 2015
File No. 333-207952

Dear Ms. Gowetski:

On behalf of Steadfast Apartment REIT III, Inc., a Maryland corporation (the “Company”), please find transmitted herewith Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2016 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Registration Statement is being filed, in part, in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated January 15, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Company’s prospectus (the “Prospectus”) as included in the Registration Statement.

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
February 2, 2016

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Questions and Answers About This Offering

Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?, page 2

1.
We note your response to comment 3 of our letter and your revised disclosure on page 2, as well as your existing disclosure on page 168. We continue to believe you should disclose, if true, that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% if distribution and shareholder servicing fees were paid in full. Please revise your disclosure accordingly or advise.

Response:    The Company revised the disclosure under the section captioned “Questions and Answers about this Offering – Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” on page 2 of the Prospectus, under the section captioned “Description of Capital Stock – Common Stock – Class T Shares” on page 130 of the Prospectus, and under the section captioned “Plan of Distribution – Dealer Manager and Participating Broker-Dealer Compensation and Terms” on page 168 of the Prospectus to clarify that total selling commissions, dealer manager fees and distribution and shareholder servicing fees paid on Class T shares would be approximately 10% of gross offering proceeds from the sale of shares in the Company’s primary offering, if the distribution and shareholder servicing fee is paid in full.

Estimated Use of Proceeds, page 51

2.
We note the estimated amount available for investments appears to combine the commissions and fees for Class A and Class T shares. Please tell us how you determined it was appropriate to present a combined estimated amount available for investments and provide us with an example of how the estimated amount available for investments would appear if the Class A and Class T amounts were separated.

Response:    The Company revised the section captioned “Estimated Use of Proceeds” beginning on page 51 of the Prospectus to create two separate tables for the sale of Class A shares and Class T shares, allocating 50% of organization and offering expenses to Class A and 50% of organization and offering expenses to Class T.

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
February 2, 2016

3.	Please revise to clarify that footnote (4) regarding the distribution and shareholder servicing fee relates to the sales commissions and dealer manager fees.

Response:    The Company revised the section captioned “Estimated Use of Proceeds” beginning on page 51 of the Prospectus to move the reference to footnote (4) in the Estimated Use of Proceeds table with respect to Class T shares to the “Sales Commissions” and “Dealer Manager Fee” line items to clarify that the distribution and shareholder servicing fee relates to the sales commissions and dealer manager fees as another form of underwriting compensation.

4.
We note several estimated amounts available for investments in your use of proceeds table. Please advise us which estimated amount available for investments you intend to disclose in compliance with amended NASD Conduct Rule 2340.

Response:    The Company intends to use the estimated amount available for investment under the applicable “Maximum Primary Offering” column pursuant to NASD Conduct Rule 2340(c)(1)(A).

Plan of Distribution

Other Discounts, page 170

5.
We note your response to comment 1 of our letter. Please revise your disclosure to disclose the maximum amount of the possible purchases that may be made by your affiliates through your “friends and family” program and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response:    The Company respectfully notes that the section captioned “Plan of Distribution – Other Discounts” on page 171 of the Prospectus discloses the maximum amount of the possible purchases that may be made by its affiliates through the “friends and family” program and that such purchases will be for investment and not resale.

* * * * *

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
February 2, 2016

If you have any questions, please feel free to contact the undersigned by telephone at (404) 504-7691 or email at hdl@mmmlaw.com.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	Ana Marie del Rio, Esq.
Lindsey L.G. Magaro, Esq.